Manager Directed Portfolios
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 28, 2021

VIA EDGAR TRANSMISSION

Mr. Tony Burak
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re: MANAGER DIRECTED PORTFOLIOS (the “Trust”)
Securities Act Registration No: 333-133691
Investment Company Act Registration No: 811-21897
Dear Mr. Burak:
This correspondence responds to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Staff’s review of the recent Form N-CSR and Form N-CEN filings. For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface, immediately followed by the Trust’s responses.
The Trust’s responses to your comments are as follows:
1.Staff Comment: With respect to Form N-CEN for the period December 31, 2020 (for the iM Dolan McEniry Corporate Bond Fund, the iM DBi Managed Futures Strategy ETF, the iM DBi Hedge Strategy ETF, the Spyglass Growth Fund, and the Argent Small Cap Fund), and with respect to Form N-CEN for the period June 30, 2020 (for the Vert Global Sustainable Real Estate Fund and the Hood River Small-Cap Growth Fund), the Staff notes that the Trust did not provide a response to Item B.23. Please supplementally state whether these funds were required to provide Rule 19a-1 notices, and if so, please confirm that the notices were actually sent to the funds’ shareholders. The Staff reminds the Trust to respond to all items in future filings.
Response: The Trust confirms that none of the Funds for either period were required to provide Rule 19a-1 notices. In addition, Trust will respond to all Form N-CEN items in future filings.
2.Staff Comment: In Note 4 to the Financial Statements in the Annual Report dated October 31, 2020 for the Hardman Johnston International Growth Fund, the Fund disclosed that for the year ended October 31, 2020, it incurred $60,282 in advisory fees. In future filings, please disclose the terms of the investment advisory agreement, including the base rate, method of calculation, and frequency of payment to the investment adviser.
Response: The Trust will disclose the terms of the investment advisory agreement in future filings.
If you have any additional questions or require further information, please contact Alyssa Bernard at (920) 360-7173.
Sincerely,
/s/ Scott Ostrowski
Scott Ostrowski
President
Manager Directed Portfolios